[Education Management Corporation letterhead]
February 23, 2009
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
100 F Street, NE
Washington, DC 20549
Re:	Education Management Corporation Form S-1, Registration No. 333-148259
Dear Mr. Spirgel:
     We are today filing Amendment No. 3 to the above registration statement.
     In order to facilitate the Staff’s analysis of the matter referred to in comment 13 of your September 5, 2008 comment letter (comment 48 of your initial January 17, 2008 comment letter), we currently believe that the high end of the range for the shares of common stock will be near $140 per share, without giving effect to a stock split that we intend to effect prior to commencing the offering. Once finally determined, an estimated price range, as required by Item 501(c) of Regulation S-K, will, of course, be included in the preliminary prospectus provided to prospective investors.
     Thank you for your consideration. If you have any questions regarding the foregoing, please address them to me at (412) 962-0900.
Sincerely,

EDUCATION MANAGEMENT CORPORATION
By:	/s/ Edward H. West
Edward H. West
President and Chief Financial Officer
cc:	Scott Hodgdon Terry French Paul Monsour